EXHIBIT 23.5

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

In connection with the Registration Statement on Form S-1 of PEDEVCO CORP. (formerly known as Blast Energy Services, Inc.), Registration No. 333-184346, as amended (the “Registration Statement”), we hereby consent to the references in the Registration Statement (and any amendments thereto) of our audit report, dated April 11, 2012, of the proved oil and natural gas reserves estimates and future net revenue of PEDEVCO CORP. at December 31, 2011 and December 31, 2010 and to the inclusion of such audit report in the Registration Statement as an exhibit.  We also consent to all references to us that are contained in the Registration Statement (and any amendments thereto), including in the prospectus under the heading “Experts.”

Mire & Associates

By:	/s/ Kurt Mire
Kurt Mire
Petroleum Consultant

Katy, Texas

December 7, 2012